June 14, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  H. Christopher Owings

RE: Boardwalk Pipeline Partners, LP Comment Letter dated June 2, 2011 Form 10-K for the fiscal year ended December 31, 2010, filed February 18, 2011, and
Form 10-Q for the fiscal quarter ended March 31, 2011 File No. 001-32665

Dear Mr. Owings,

The Registrant is in receipt of your letter addressed to Jamie L. Buskill dated June 2, 2011, regarding your review of the Registrant’s filings on Form 10-K for fiscal year ended December 31, 2010 and Form 10-Q for fiscal quarter ended March 31, 2011.  The Registrant respectfully requests an extension of time to June 23, 2011, to respond to your letter.

We thank you for your prompt response to our request. Please direct any questions concerning this filing to me at 713-479-8082.

Sincerely,

/s/ Jamie L. Buskill
Jamie L. Buskill
Senior Vice President, Chief Financial Officer and Treasurer

9 Greenway Plaza,  Suite 2800  Houston, Texas  77046  713.479.8000